EXHIBIT 4.1

DESCRIPTION OF SECURITIES OF MERCHANTS BANCORP

REGISTERED PURUSANT TO SECTION 12 OF THE

SECURITIES EXCHANGE ACT OF 1934

As of the date of the Annual Report on Form 10-K, we had the following outstanding securities registered pursuant to Section 12 of the Securities Exchange Act of 1934: (i) common stock, (ii) 7.00% Fixed-to-Floating Rate Series A Non-Cumulative Perpetual Preferred Stock (“Series A Preferred Stock”), (iii) depositary shares each representing a 1/40th interest in a share of 6.00% Fixed-to-Floating Rate Series B Non-Cumulative Perpetual Preferred Stock (“Series B Preferred Stock”), and (iv) depositary shares each representing a 1/40th interest in a share of 6.00% Fixed Rate Series C Non-Cumulative Perpetual Preferred Stock (“Series C Preferred Stock”) (collectively, “Merchants’ Registered Securities”).

The following summary of Merchants’ Registered Securities is not complete. Please refer to our First Amended and Restated Articles of Incorporation, as amended, and Second Amended and Restated By-Laws, both of which are included as exhibits to the Annual Report on Form 10-K to which this Exhibit is attached, and the Indiana Business Corporation Law, for more complete information on the terms and rights of Merchants’ Registered Securities.

The transfer agent and registrar for all Merchants’ Registered Securities and the depository for all depositary shares is Computershare, Inc.

DESCRIPTION OF COMMON STOCK

Authorized Shares: We are authorized to issue up to 50,000,000 shares of common stock, without par value.

Ranking: Our common stock ranks junior with respect to dividend rights and rights upon liquidation, dissolution or winding up to all our other securities and indebtedness. Upon any voluntary or involuntary liquidation, dissolution or winding up, holders of our common stock are entitled to share equally, on a per share basis, in all of our assets available for distribution, after payment to creditors and subject to any prior distribution rights granted to holders of any then outstanding shares of preferred stock.

Dividends: Holders of our common stock are entitled to share equally in any dividends that our board of directors may declare from time to time out of funds legally available for dividends, subject to limitations under Indiana law and any preferential rights of holders of our then outstanding preferred stock.

Voting Rights: Holders of our common stock are entitled to one vote per share on any matter to be voted on by the shareholders. Holders of our common stock are not entitled to cumulative voting rights with respect to the election of directors. A plurality of the shares voted elects all of the directors then standing for election at a meeting of shareholders at which a quorum is present.

Conversion Rights: Our common stock is not convertible into any other shares of our capital stock.

Preemptive Rights: Holders of our common stock do not have any preemptive rights.

Redemption: We have no obligation or right to redeem our common stock.

Stock Exchange Listing: Our common stock is listed on the Nasdaq Capital Market under the trading symbol “MBIN.”

DESCRIPTION OF PREFERRED STOCK

Authorized Shares: We are authorized to issue up to 5,000,000 shares of preferred stock, without par value, in one or more series, and to determine the voting powers and the designations, preferences and relative, participating, optional or other special rights, and qualifications, limitations or restrictions of each series, without further shareholder action.

As of the date of the Annual Report on Form 10-K we had three series of preferred stock outstanding: Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock. The Series A Preferred Stock, Series B Preferred Stock, and Series C Preferred Stock are collectively referred to as the “Registered Preferred Stock.”

For the Series B Preferred Stock and Series C Preferred Stock, the representative depositary shares are summarized under “Description of Depositary Shares.”

Ranking: The Registered Preferred Stock ranks, as to payment of dividends and distribution of assets upon our liquidation, dissolution or winding-up, on a parity with any series of preferred stock ranking on a parity with the Registered Preferred Stock and senior to our common stock and to any series of preferred stock ranking junior to the Registered Preferred Stock. The Registered Preferred Stock is subordinate to our existing and future indebtedness.

Dividends: Holders of the Registered Preferred Stock are entitled to receive, only when, as, and if declared by our board of directors, out of assets legally available under applicable law for payment, non-cumulative cash dividends based on the applicable Liquidation Preference (as defined in “Specific Terms of Registered Preferred Stock”), and no more, at a rate equal to the Dividend Rate (as defined in “Specific Terms of Registered Preferred Stock”).

When, as, and if declared by our board of directors, we will pay cash dividends on the Registered Preferred Stock quarterly, in arrears, on each Dividend Payment Date (as defined in “Specific Terms of Registered Preferred Stock”). We will pay cash dividends to holders of record of shares of the Registered Preferred Stock as they appear on our stock register on the applicable record date, which shall be the 15th calendar day before that Dividend Payment Date or such other record date fixed by our board of directors that is not more than 60 nor less than 10 days prior to such Dividend Payment Date.

If any Dividend Payment Date during the Fixed Rate Period (if such series has a fixed rate period, as defined in “Specific Terms of Registered Preferred Stock”) is a day that is not a business day then the dividend with respect to that Dividend Payment Date will instead be paid on the immediately succeeding business day, without interest or other payment in respect of such delayed payment. If any Dividend Payment Date during the Floating Rate Period (if such series has a floating rate period, as defined in “Specific Terms of Registered Preferred Stock”) is a day that is not a business day, then the Dividend Payment Date will be the immediately succeeding business day unless such day falls in the next calendar month, in which case the Dividend Payment Date will instead be the immediately preceding day that is a business day, and dividends will accrue to the Dividend Payment Date as so adjusted.

We will calculate dividends on the Registered Preferred Stock for the Fixed Rate Period on the basis of a 360-day year of twelve 30-day months. We will calculate dividends on the Registered Preferred Stock for the Floating Rate Period on the basis of the actual number of days in a Dividend Period (as defined below) and a 360-day year. Dollar amounts resulting from that calculation will be rounded to the nearest cent, with one-half cent being rounded upward. Dividends on the Registered Preferred Stock will cease to accrue after the redemption date, unless we default in the payment of the redemption price. A “Dividend Period” means the period from, and including, each Dividend Payment Date to, but excluding, the next succeeding Dividend Payment Date, except for the initial Dividend Period, which will be the period from, and including, the issue date of the shares of Series A Preferred Stock to, but excluding, the next succeeding Dividend Payment Date.

Dividends on the Registered Preferred Stock are not cumulative or mandatory. If our board of directors does not declare a dividend on the Registered Preferred Stock for or our board of directors authorizes and we declare less than a full dividend in respect of any Dividend Period, holders have no right to receive any dividend or a full dividend, as the case may be, for the Dividend Period, and we have no obligation to pay a dividend or to pay full dividends for that Dividend Period at any time, whether or not dividends on the Registered Preferred Stock or any other class or series of our preferred stock or common stock are declared for any future Dividend Period.

If we issue additional shares of the Registered Preferred Stock, dividends on those additional shares will accrue from the original issue date of those additional shares at the then-applicable Dividend Rate for such series.

The dividend rate for each Dividend Period in the Floating Rate Period will be determined by the calculation agent using three-month LIBOR (as defined below) as in effect on the second London banking day (as defined below) prior to the beginning of the Dividend Period, which date is the “dividend determination date” for the relevant Dividend Period. The calculation agent then will add three-month LIBOR as determined on the dividend determination date and the applicable spread. Once the Dividend Rate for the Registered Preferred Stock is determined, the calculation agent will deliver that information to us and our transfer agent. Absent manifest error, the calculation agent's determination of the dividend rate for a Dividend Period for the Registered Preferred Stock will be final. A “London banking day” is any day on which commercial banks are open for dealings in deposits in U.S. dollars in the London interbank market.

The term “three-month LIBOR” means the London interbank offered rate for deposits in U.S. dollars for a three-month period, as that rate is displayed on Bloomberg on page BBAM1 (or any successor or replacement page)

at approximately 11:00 a.m., London time, on the relevant dividend determination date. In the event that three-month LIBOR is less than zero, three-month LIBOR shall be deemed to be zero.

If no offered rate is displayed on Bloomberg on page BBAM1 (or any successor or replacement page) on the relevant dividend determination date at approximately 11:00 a.m., London time, then the calculation agent, in consultation with us, will select four major banks in the London interbank market and will request each of their principal London offices to provide a quotation of the rate at which three-month deposits in U.S. dollars in amounts of at least $1,000,000 are offered by it to prime banks in the London interbank market, on that date and at that time. If at least two quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, the calculation agent in consultation with us will select three major banks in New York City and will request each of them to provide a quotation of the rate offered by it at approximately 11:00 a.m., New York City time, on the dividend determination date for loans in U.S. dollars to leading European banks for a three month period for the applicable Dividend Period in an amount of at least $1,000,000. If three quotations are provided, three-month LIBOR will be the arithmetic average (rounded upward if necessary to the nearest .00001 of 1%) of the quotations provided. Otherwise, three-month LIBOR for the next Dividend Period will be equal to three-month LIBOR in effect for the then-current Dividend Period or, in the case of the first Dividend Period in the Floating Rate Period, the most recent rate on which three-month LIBOR could have been determined in accordance with the first sentence of this paragraph had the dividend rate been a floating rate during the Fixed Rate Period.

If the calculation agent determines on the relevant dividend determination date that the LIBOR base rate has been discontinued, or is no longer viewed as an acceptable benchmark for securities like the Registered Preferred Stock (a “LIBOR event”) then the calculation agent will use a substitute or successor base rate (“alternative rate”) that it has determined in its sole discretion is the most comparable LIBOR base rate, provided that if the calculation agent determines there is an industry-accepted substitute or successor base rate, then the calculation agent shall use such substitute or successor base rate. If the calculation agent has determined a substitute or successor base rate in accordance with the foregoing, the calculation agent in its sole discretion may determine what business day convention to use, the definition of business day, the dividend determination date to be used and any other relevant methodology for calculating such substitute or successor base rate, including any adjustment factor needed to make such substitute or successor base rate comparable to the LIBOR base rate, or any adjustment to the applicable spread thereon, in a manner that is consistent with industry-accepted practices for such substitute or successor base rate.

If the calculation agent determines in its sole discretion that there is no alternative rate selected by the central bank, reserve bank, monetary authority or any similar institution (including any committee or working group thereof) that is consistent with market practice regarding a substitute for three-month LIBOR, the calculation agent may, in its sole discretion, appoint an independent financial advisor (“IFA”) to determine an appropriate alternative rate and any adjustments, and the decision of the IFA will be binding on Merchants, the calculation agent and holders of the Registered Preferred Stock. If a LIBOR event has occurred, but for any reason an alternative rate has not been determined or the calculation agent determines, in its sole discretion, that there is no such market practice for the use of such alternative rate (and, in each case, an IFA has not determined an appropriate alternative rate and adjustments or an IFA has not been appointed), three-month LIBOR for the next Dividend Period to which the determination date relates shall be three-month LIBOR as in effect for the then-current Dividend Period; provided, that if this sentence is applicable with respect to the first Dividend Period in the Floating Rate Period, the interest rate, business day convention and manner of calculating interest applicable during the Fixed Rate Period will remain in effect during the Floating Rate Period.

Calculation Agent: We will appoint a calculation agent for the Registered Preferred Stock prior to the commencement of the Floating Rate Period. We may appoint ourselves or an affiliate as the calculation agent.

Divided Priority: While any share of Registered Preferred Stock remains outstanding, unless the full dividends for the most recently completed Dividend Period on all outstanding shares of the Registered Preferred Stock have been declared and paid in full or declared and a sum sufficient for the payment of those dividends has been set aside:

(1)

no dividend will be declared and paid or set aside for payment and no distribution will be declared and made or set aside for payment on any Junior Stock (as defined below) (other than a dividend payable solely in shares of Junior Stock or any dividend in connection with the implementation of a shareholder rights plan or the redemption or repurchase of any rights under such a plan, including with respect to any successor shareholder rights plan);

(2)

no shares of Junior Stock will be repurchased, redeemed, or otherwise acquired for consideration by us, directly or indirectly (other than as a result of a reclassification of Junior Stock for or into other Junior Stock, or the exchange for or conversion into Junior Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Junior Stock or pursuant to a contractually binding requirement to buy Junior Stock pursuant to a binding stock repurchase plan existing prior to the most recently completed Dividend Period), nor will any monies be paid to or made available for a sinking fund for the redemption of any such securities by us; and

(3)

no shares of Parity Stock (as defined below) will be repurchased, redeemed or otherwise acquired for consideration by us (other than pursuant to pro rata offers to purchase all, or a pro rata portion, of the Registered Preferred Stock and such Parity Stock, through the use of the proceeds of a substantially contemporaneous sale of other shares of Parity Stock or Junior Stock, as a result of a reclassification of Parity Stock for or into other Parity Stock, or by conversion into or exchange for other Parity Stock or Junior Stock), during a Dividend Period.

The foregoing limitations do not apply to purchases or acquisitions of our Junior Stock pursuant to any employee or director incentive or benefit plan or arrangement (including any of our employment, severance, or consulting agreements) of ours or of any of our subsidiaries adopted before or after the date of this prospectus supplement.

Except as provided below, while any share of Registered Preferred Stock remains outstanding, we will not declare, pay, or set aside for payment full dividends on any Parity Stock unless we have paid in full, or set aside payment in full, in respect of all declared and unpaid dividends for all Dividend Periods for outstanding shares of preferred stock. To the extent that we declare dividends on the Registered Preferred Stock and on any Parity Stock but cannot make full payment of such declared dividends, we will allocate the dividend payments on a pro rata basis among holders of the shares of applicable series of Registered Preferred Stock and holders of any Parity Stock then outstanding. For purposes of calculating the pro rata allocation of partial dividend payments, we will allocate dividend payments based on the ratio between the then current and unpaid dividend payments due on the shares of the applicable series of Registered Preferred Stock and (1) in the case of cumulative Parity Stock the aggregate of the accrued and unpaid dividends due on any such Parity Stock and (2) in the case of non-cumulative declared but unpaid dividends due on any such Parity Stock. No interest will be payable in respect of any dividend payment on Registered Preferred Stock that may be in arrears.

“Junior Stock” means our common stock and any other class or series of our capital stock over which the Registered Preferred Stock has preference or priority in the payment of dividends or in the distribution of assets on our liquidation, dissolution or winding up, and “Parity Stock” means any other class or series of our capital stock that ranks on a par with the Registered Preferred Stock in the payment of dividends and in the distribution of assets on our liquidation, dissolution or winding up.

Subject to the conditions described above, and not otherwise, dividends (payable in cash, stock, or otherwise), as may be determined by our board of directors, may be declared and paid on our common stock and any Junior Stock from time to time out of any funds legally available for such payment, and holders of the Series A preferred stock will not be entitled to participate in those dividends.

Liquidation Rights: Upon our voluntary or involuntary liquidation, dissolution, or winding up, holders of the outstanding shares of Registered Preferred Stock are entitled to be paid out of our assets legally available for distribution to our shareholders, before any distribution of assets is made to holders of common stock or any other Junior Stock, a liquidating distribution in the amount equal to the applicable series’ Liquidation Preference, plus the sum of any declared and unpaid dividends for prior Dividend Periods prior to the Dividend Period in which the liquidation distribution is made and any declared and unpaid dividends for the then current Dividend Period in which the liquidation distribution is made to the date of such liquidation distribution. After payment of the full amount of the liquidating distributions to which they are entitled, holders of Registered Preferred Stock will have no right or claim to any of our remaining assets.

Distributions will be made only to the extent that our assets are available after satisfaction of all liabilities to depositors, and creditors and subject to the rights of holders of any securities ranking senior to the Registered Preferred Stock. If our remaining assets are not sufficient to pay the full liquidating distributions to holders of all outstanding Registered Preferred Stock and all Parity Stock, then we will distribute our assets to those holders ratably in proportion to the full liquidating distributions to which they would otherwise have received.

Our merger or consolidation with or into any other entity or by another entity with or into us or the sale, lease, exchange or other transfer of all or substantially all of our assets (for cash, securities or other consideration) will not be deemed to be a liquidation, dissolution or winding up. If we enter into any merger or consolidation transaction with or into any other entity and we are not the surviving entity in such transaction, the Registered Preferred Stock may be converted into shares of the surviving or successor corporation or the direct or indirect parent of the surviving or successor corporation having terms identical to the terms of the Registered Preferred Stock.

Because we are a holding company, our rights and the rights of our creditors and our shareholders, including holders of the Registered Preferred Stock, to participate in the distribution of assets of any of our subsidiaries upon that subsidiary’s voluntary or involuntary liquidation, dissolution or winding up will be subject to the prior claims of that subsidiary’s creditors, except to the extent that we are a creditor with recognized claims against that subsidiary. In addition, holders of the Registered Preferred Stock may be effectively subordinated to the claims of the U.S. Government against our banking subsidiaries in the event we enter into a receivership, insolvency, liquidation or similar proceeding.

Conversion Rights: Our Registered Preferred Stock is not convertible into, or exchangeable for, shares of any other class or series of our capital stock or other securities and is not subject to any sinking fund or other obligation to redeem or repurchase the Registered Preferred Stock.

Preemptive Rights: Holders of our Registered Preferred Stock do not have any preemptive rights.

Redemption: Our Registered Preferred Stock is not subject to any mandatory redemption, sinking fund, or other similar provisions and neither holders of the Registered Preferred Stock nor holders of any related depositary shares (in the case of our Series B Preferred Stock and Series C Preferred Stock) have the right to require the redemption or repurchase of any Registered Preferred Stock.

However, we may redeem the Registered Preferred Stock, in whole or in part, at our option, on any Dividend Payment Date on or after the Optional Redemption Date (as defined in “Specific Terms of Registered Preferred Stock”), subject to the approval of the appropriate federal banking agency, at the Liquidation Preference, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption.

Additionally, we may redeem the Registered Preferred Stock or a series of our Preferred Stock, in whole but not in part, at our option, for cash, at any time within 90 days following a Regulatory Capital Treatment Event (as defined below), subject to the approval of the appropriate federal banking agency, at the Liquidation Preference, plus any declared and unpaid dividends (without regard to any undeclared dividends) to, but excluding, the date of redemption. A “Regulatory Capital Treatment Event” means a good faith determination by us that, as a result of any:

(1)	amendment to, clarification of, or change in, the laws or regulations of the United States (including, for the avoidance of doubt, any agency or instrumentality of the United States, including the Federal Reserve and other federal bank regulatory agencies) or any political subdivision of or in the United States that is enacted or becomes effective after the initial issuance of the relevant series of Registered Preferred Stock;
(2)	proposed change in the above laws or regulations that is announced or becomes effective after the initial issuance of the relevant series of Registered Preferred Stock; or
(3)	official administrative decision or judicial decision or administrative action or other official pronouncement interpreting or applying the above laws or regulations that is announced or becomes effective after the initial issuance of the relevant series of Registered Preferred Stock, there is more than an insubstantial risk that we will not be entitled to treat the full liquidation value of the relevant series of Registered Preferred Stock then outstanding as “Tier 1 Capital” (or its equivalent) for purposes of the capital adequacy laws or regulations of the Federal Reserve (or, as and if applicable, the capital adequacy laws or regulations of any successor appropriate federal banking agency), as then in effect and applicable, for as long as any share of relevant series of Registered Preferred Stock is outstanding.

If we elect to redeem any shares of Registered Preferred Stock, we will provide notice to holders of record of the shares of Registered Preferred Stock to be redeemed, not less than 30 days and not more than 60 days before the date fixed for redemption thereof (provided, however, that if the shares of Registered Preferred Stock (or any relevant depositary shares) are held in book-entry form through The Depository Trust Company, we may give this notice in any manner permitted by thereby). Any such notice given will be conclusively presumed to have been duly given, whether or not the holder receives this notice, and any defect in this notice or in the provision of this notice, to any holder of shares of Registered Preferred Stock designated for redemption will not affect the redemption of any other shares of Registered Preferred Stock. Each notice of redemption shall state:

(1)	the redemption date;
(2)	the redemption price;
(3)	if fewer than all shares of Registered Preferred Stock are to be redeemed, the number of shares of Registered Preferred Stock to be redeemed; and
(4)	the manner in which holders of Registered Preferred Stock called for redemption may obtain payment of the redemption price in respect of those shares.

 If notice of redemption of any shares of Registered Preferred Stock has been given and if the funds necessary for such redemption have been deposited by us in trust with a bank for the benefit of holders of any shares of Registered Preferred Stock so called for redemption, then from and after the redemption date such shares of Registered Preferred Stock will no longer be deemed outstanding for any purpose, all dividends with respect to such shares of Registered Preferred Stock shall cease to accrue after the redemption date and all rights of holders of such shares will terminate, except the right to receive the redemption price, without interest.

In the case of any redemption of only part of the Registered Preferred Stock (or part of a series of the Registered Preferred Stock) at the time outstanding, the shares of the Registered Preferred Stock to be redeemed will be selected either pro rata or by lot or in such other manner as our board of directors determines to be fair and equitable and permitted by the rules of any stock exchange on which the Registered Preferred Stock is listed.

Voting Rights: Holders of Registered Preferred Stock do not have any voting rights, except as set forth below or as otherwise required by applicable law. To the extent that holders of Registered Preferred Stock are entitled to vote, each holder has one vote per share.

Whenever dividends payable on the Registered Preferred Stock (or a series of Registered Preferred Stock) or any other Parity Stock, and upon which voting rights equivalent to those described in this paragraph have been designated and are exercisable, have not been declared and paid in an aggregate amount equal to, as to any class or series, the equivalent of at least six or more quarterly Dividend Periods, whether or not for consecutive Dividend Periods (a “Nonpayment”), holders of Registered Preferred Stock voting as a class with holders of shares of any Parity Stock, and upon which equivalent voting rights have been designated and are exercisable (“Voting Parity Stock”), are entitled to vote for the election of two (2) additional directors of our board of directors on the terms set forth below (and to fill any vacancies in the terms of such directorships) (the “Preferred Stock Directors”). Holders of all series of Voting Parity Stock vote as a single class. In the event that holders of Registered Preferred Stock are entitled to vote as described in this paragraph, the number of members of our board of directors at the time will be increased by two (2) directors, and holders of the Registered Preferred Stock will have the right, as members of that class, as outlined above, to elect two (2) directors at a special meeting called at the request of holders of record of at least 20% of the aggregate voting power of the Registered Preferred Stock or any other series of Voting Parity Stock (unless such request is received less than 90 days before the date fixed for our next annual or special meeting of the shareholders, in which event such election shall be held at such next annual or special meeting of the shareholders), provided that the election of any Preferred Stock Directors shall not cause us to violate the corporate governance requirements of the Nasdaq Capital Market (or any other exchange on which our securities may at such time be listed) that listed companies must have a majority of independent directors, and provided further that at no time shall our board of directors include more than two (2) Preferred Stock Directors.

When dividends on the Registered Preferred Stock have been declared and paid in full for the equivalent of at least four (4) Dividend Periods following a Nonpayment, the voting rights described above will terminate, except as expressly provided by law. The voting rights described above are subject to re-vesting upon each and every subsequent Nonpayment.

Upon termination of the right of holders of the Registered Preferred Stock and Voting Parity Stock to vote for Preferred Stock Directors as described above, the term of office of all Preferred Stock Directors then in office elected by only those holders will terminate immediately. Whenever the term of office of the Preferred Stock Directors ends and the related voting rights have expired, the number of directors automatically will be decreased to the number of directors as otherwise would prevail. While any such voting rights are in effect, any Preferred Stock

Director may be removed at any time by holders of record of a majority of the outstanding shares of the Registered Preferred Stock (together with holders of any Voting Parity Stock).

Under regulations adopted by the Federal Reserve, if holders of any series of our preferred stock (including the Registered Preferred Stock) are or become entitled to vote for the election of directors, such series will be deemed a class of voting securities and a company holding 25% or more of the series, or 10% or more if it otherwise exercises a “controlling influence” over us, will be subject to regulation as a bank holding company under the Bank Holding Company Act of 1956 (the “BHC Act”). In addition, at the time the series is deemed a class of voting securities, any other bank holding company will be required to obtain the prior approval of the Federal Reserve under the BHC Act to acquire or retain more than 5% of that series. Any other person (other than a bank holding company) will be required to obtain the non-objection of the Federal Reserve under the Change in Bank Control Act of 1978, as amended, to acquire or retain 10% or more of that series.

While any shares of a series of Registered Preferred Stock remain outstanding, we will not, without the affirmative vote or consent of holders of at least 66 2/3% in voting power of such series of Registered Preferred Stock and any Voting Parity Stock, voting together as a class, authorize, create, or issue any capital stock ranking senior to that series of Registered Preferred Stock as to dividends or the distribution of assets upon liquidation, dissolution or winding up, or reclassify any authorized capital stock into any such shares of such capital stock or issue any obligation or security convertible into or evidencing the right to purchase any such shares of capital stock. While any shares of a series Registered Preferred Stock remain outstanding, we will not, without the affirmative vote of holders of at least 66 2/3% in voting power of that series Registered Preferred Stock, amend, alter, or repeal any provision of the designation for such series or our Articles, including by merger, consolidation, or otherwise, so as to adversely affect the powers, preferences, or special rights of such series of Registered Preferred Stock.

Notwithstanding the foregoing, none of the following will be deemed to affect the powers, preferences or special rights of the Registered Preferred Stock:

(1)	any increase in the amount of authorized common stock or authorized preferred stock, or any increase or decrease in the number of shares of any series of preferred stock, or the authorization, creation and issuance of other classes or series of capital stock, in each case ranking on parity with or junior to the Registered Preferred Stock as to dividends or distribution of assets upon our liquidation, dissolution or winding up;
(2)	a merger or consolidation of us with or into another entity in which the shares of the Registered Preferred Stock remain outstanding; and
(3)	a merger or consolidation of us with or into another entity in which the shares of the Registered Preferred Stock are converted into or exchanged for preference securities of the surviving entity or any entity, directly or indirectly, controlling such surviving entity and such new preference securities have terms identical to the terms of the Registered Preferred Stock.

The foregoing voting rights of holders of Registered Preferred Stock shall not apply if, at or prior to the time when the act with respect to which the vote would otherwise be required shall be effected, all outstanding shares of Registered Preferred Stock shall have been redeemed or called for redemption upon proper notice and we shall have set aside sufficient funds for the benefit of holders of Registered Preferred Stock to effect the redemption.

DESCRIPTION OF DEPOSITARY SHARES

The following summary of the terms and provisions of the depositary shares representing our Series B Preferred Stock and Series C Preferred Stock does not purport to be complete and is qualified in its entirety by reference to the relevant sections of the deposit agreement and form of depositary receipt.

General: A depositary share represents a fractional interest in an underlying share of a series of our preferred stock and are evidenced by a depositary receipt. The depositary shares for the Series B Preferred Stock represent a 1/40th interest in a share of the Series B Preferred Stock and the depositary shares of the Series C Preferred Stock represent a 1/40th interest in a share of the Series C Preferred Stock. For each of Series B Preferred Stock and Series C Preferred Stock we have deposited the underlying shares pursuant to a separate deposit agreement among us, Computershare, Inc. and Computershare Trust Company, N.A., acting together as depository, and holders from time to time of the depositary receipts. Subject to the terms of the relevant deposit agreement, the depositary shares are entitled to all the powers, preferences, and special rights of the underlying shares of that series of preferred stock, as applicable, in proportion to the applicable fractional interest those depositary shares represent.

Dividends and Other Distributions: Each dividend payable on a depositary share will be in an amount equal to the fractional interest of the dividend declared and payable on each underlying share of that series of preferred stock.

The depository will distribute all dividends and other cash distributions received on the underlying share of that series of preferred stock to holders of record of the respective depositary receipts in proportion to the number of depositary shares held by each holder. In the event of a distribution other than in cash, the depository will distribute property received by it to holders of record of the depositary receipts in proportion to the number of depositary shares held by each holder, unless the depositary determines that this distribution is not feasible, in which case the depository may, with our approval, adopt a method of distribution that it deems practicable, including the sale of the property and distribution of the net proceeds of that sale to holders of the depositary receipts.

If the calculation of a dividend or other cash distribution results in an amount that is a fraction of a cent and that fraction is equal to or greater than $0.005, the depository will round that amount up to the next highest whole cent and will request that we pay the resulting additional amount to the depository for the relevant dividend or other cash distribution. If the fractional amount is less than $0.005, the depository will disregard that fractional amount.

Record dates for the payment of dividends and other matters relating to the depositary shares will be the same as the corresponding record dates for underlying share of that series of preferred stock.

 The amount paid as dividends or otherwise distributable by the depository with respect to the depositary shares or the underlying shares of that series of preferred stock will be reduced by any amounts required to be withheld by us or the depository on account of taxes or other governmental charges. The depository may refuse to make any payment or distribution, or any transfer, exchange, or withdrawal of any depositary shares or the shares of underlying shares of that series of preferred stock until such taxes or other governmental charges are paid.

Liquidation Preference: In the event of our liquidation, dissolution or winding up, a holder of depositary shares will receive the fraction of the liquidation preference accorded each share of underlying shares of that series of preferred stock represented by the depositary shares.

Our merger or consolidation into any other entity or by any other entity with or into us or the sale, lease, exchange or other transfer of all or substantially all of our assets (for cash, securities or other consideration) will not be deemed to be a liquidation, dissolution or winding up.

Redemption of Depositary Shares: If we redeem the underlying shares of a series of preferred stock, in whole or in part, the relevant depositary shares also will be redeemed with the proceeds received by the depository from the redemption of held by the depository. The redemption price per depositary share will be equal to fractional interest such depositary shares represent, plus, as applicable, any declared and unpaid dividends on the shares of underlying shares called for redemption for the then-current Dividend Period to, but excluding, the redemption date, without regard to any undeclared dividends.

If we redeem less than all of the outstanding depositary shares, the depositary shares to be redeemed will be selected either pro rata or by lot. In any case, the depositary will redeem depositary shares only in increments of 40 depositary shares and multiples thereof. The depository will provide notice of redemption to record holders of the depositary receipts not less than 30 and not more than 60 days prior to the date fixed for redemption of the underlying shares of that series of preferred stock and the related depositary shares.

Voting: Because each depositary share represents a fractional interest in an underlying share of a series of preferred stock, holders of depositary receipts are entitled to vote in the same proportion that that fractional interest in those limited circumstances in which holders of the underlying shares of that series of preferred stock are entitled to vote.

When the depository receives notice of any meeting at which holders of the underlying shares of that series of preferred stock are entitled to vote are entitled to vote, the depository will provide the information contained in the notice to the record holders of the depositary shares relating to the underlying shares of that series of preferred stock are entitled to vote. Each record holder of the depositary shares on the record date, which will be the same date as the record date for the underlying shares of that series of preferred stock entitled to vote, may instruct the depository to vote the amount of the underlying shares of that series of preferred stock represented by the holder's depositary shares. To the extent possible, the depository will vote the maximum number of whole shares of the the underlying shares of that series of preferred stock represented by depositary shares in accordance with the instructions it receives. We will agree to take all reasonable actions that the depository determines are necessary to enable the depository to vote as instructed. If the depository does not receive specific instructions from holders of any depositary shares representing the underlying shares of that series of preferred stock, it will abstain from voting with respect to such shares (but shall appear at the meeting with respect to such shares unless directed to the contrary).

Withdrawal of Series B Preferred Stock: Upon surrender of depositary shares at the principal office of the depository, upon payment of any unpaid amount due the depository, and subject to the terms of the deposit agreement, the owner of the depositary shares evidenced thereby is entitled to delivery of the number of underlying shares of that series of preferred stock and all money and other property, if any, represented by such depositary shares. Only whole shares of the underlying shares of that series of preferred stock may be withdrawn. If the depositary shares surrendered by the holder in connection with withdrawal exceed the number of depositary shares that represent the number of whole shares of the underlying shares of that series of preferred stock to be withdrawn, the depository will deliver to that holder at the same time a new depositary receipt evidencing the excess number of depositary shares. Holders of the underlying shares of that series of preferred stock thus withdrawn will not thereafter be entitled to deposit such shares under the deposit agreement or to receive depositary shares therefor.

Amendment and Termination of the Deposit Agreement: The form of depositary receipt evidencing the depositary shares and any provision of the deposit agreement may at any time be amended by agreement between us and the depository. However, any amendment that materially and adversely alters any existing right of the holders of depositary receipts will not be effective unless the amendment has been approved by the holders of depositary receipts representing at least a majority of the depositary shares then outstanding. Additionally, in the case of amendments relating to or affecting rights to receive dividends or distributions or voting or redemption rights, approval is also required by the holders of depositary receipts representing not less than a specified percentage or all of the depositary shares of such series or class then outstanding. Every holder of an outstanding depositary receipt at the time any such amendment becomes effective will be deemed, by continuing to hold the depositary receipt, to consent and agree to the amendment and to be bound by the deposit agreement, as amended.

We may direct the depository to terminate the deposit agreement at any time by mailing notice of termination to the record holders of the depositary receipts then outstanding at least thirty (30) days prior to the date fixed for termination. Upon termination, the depository will deliver to each holder of depositary receipts, upon surrender of those receipts, such number of whole shares of the series of preferred stock represented by the depositary shares together with cash in lieu of any fractional shares, to the extent we have deposited cash for payment in lieu of fractional shares with the depository. In addition, the relevant deposit agreement will automatically terminate if:

(1)	all of the outstanding shares of the underlying shares of that series of preferred stock have been withdrawn, redeemed, converted or exchanged; or
(2)	there has been a final distribution in respect of the underlying shares of that series of preferred stock in connection with our liquidation, dissolution or winding up and the distribution has been made to holders of the underlying shares of that series of preferred stock.

Charges of Preferred Stock Depositary; Taxes and Other Governmental Charges: We will pay all transfer and other taxes and governmental charges arising solely from the existence of the depositary arrangements. We also will pay charges of the preferred stock depositary in connection with the initial deposit of preferred stock and any redemption of preferred stock. Holders of depositary receipts will pay other transfer and other taxes and governmental charges and such other charges, including a fee for the withdrawal of shares of preferred stock upon surrender of depositary receipts, as are expressly provided in the deposit agreement to be for their accounts.

Resignation and Removal of the Depository: The depository may resign at any time by delivering to us notice of its election to resign. We may also remove or replace a depository at any time. Any resignation or removal will take effect upon the earlier of the appointment of a successor depository and thirty (30) days following such notice. We will appoint a successor depository within 30 days after delivery of the notice of resignation or removal. The successor must be a bank or trust company with its principal office in the United States and have a combined capital and surplus of at least $50 million.

Miscellaneous: The depository will forward to holders of depositary shares any reports and communications from us with respect to the underlying shares of that series of preferred stock. Neither we nor the depository will be liable if any law or any circumstances beyond their control prevent or delay them from performing their obligations under the deposit agreement. The obligations of ours and a depository under the deposit agreement will be limited to performing their duties without bad faith, gross negligence or willful misconduct. Neither we nor a depository must prosecute or defend any legal proceeding with respect to any depositary shares or the underlying shares of that series of preferred stock unless they are furnished with satisfactory indemnity. Both we and the depository may rely on the written advice of counsel or accountants, or information provided by holders of depositary shares or other persons they believe in good faith to be competent, and on documents they believe in good faith to be genuine and signed by a proper party. In the event a depository receives conflicting claims, requests or instructions from us and any holders of depositary shares, the depositary will be entitled to act on the claims, requests or instructions received from us.

Specific Terms of Registered Preferred Stock

Series A Preferred Stock

Liquidation Preference: $25 per share.

Dividend Rate: 7.00% per annum for each quarterly Dividend Period occurring from, and including, the original issue date of Series A Preferred Stock to, but excluding, April 1, 2024 (the “Fixed Rate Period”), and thereafter, three-month LIBOR plus a spread of 460.5 basis points per annum, for each quarterly Dividend Period beginning April 1, 2024 (the “Floating Rate Period”).

Dividend Payment Dates: January 1, April 1, July 1, and October 1 of each year.

Optional Redemption Date: April 1, 2024 or any Dividend Payment Date thereafter.

Stock Exchange Listing: Our Series A Preferred Stock is listed on the Nasdaq Capital Market under the trading symbol “MBINP.”

Series B Preferred Stock

Liquidation Preference: $1,000 per share (equivalent to $25 per depositary share).

Dividend Rate: 6.00% per annum for each quarterly Dividend Period occurring from, and including, the original issue date of Series B Preferred Stock to, but excluding, October 1, 2024 (the “Fixed Rate Period”), and thereafter, three-month LIBOR plus a spread of 456.9 basis points per annum, for each quarterly Dividend Period beginning October 1, 2024 (the “Floating Rate Period”).

Dividend Payment Dates: January 1, April 1, July 1, and October 1 of each year

Optional Redemption Date: October 1, 2024 or any Dividend Payment Date thereafter.

Stock Exchange Listing: Depositary shares each representing a 1/40th interest in a share of our Series B Preferred Stock are listed on the Nasdaq Capital Market under the trading symbol “MBINO.”

Series C Preferred Stock

Liquidation Preference: $1,000 per share (equivalent to $25 per depositary share).

Dividend Rate: 6.00% per annum for each quarterly Dividend Period (the “Fixed Rate Period”).

Dividend Payment Dates: January 1, April 1, July 1, and October 1 of each year

Optional Redemption Date: April 1, 2026 or any Dividend Payment Date thereafter.

Stock Exchange Listing: Depositary shares each representing a 1/40th interest in a share of our Series C Preferred Stock are listed on the Nasdaq Capital Market under the trading symbol “MBINN.”